May 21, 2025

Jonathan Evans
Chief Executive Officer
Lithium Americas Corp.
3260     666 Burrard Street
Vancouver, BC V6C 2X8

       Re: Lithium Americas Corp.
           Registration Statement on Form S-3
           File No. 333-287327
           Filed May 15, 2025
Dear Jonathan Evans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jackson A. O'Maley